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APPROXIMATE LOCATION

Map data ©2021
Women-led
The Mindful Mutt

Pet Service

Boston, MA 02131
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THE PITCH
The Mindful Mutt is seeking investment to open our first location for to expand our holistic, safe, and healthy dog care services that help give back to our local community.
First LocationRenovating Location
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Early Investor Bonus: The investment multiple is increased to 1.5 for the next $20,000 invested.
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INVESTOR PERKS

The Mindful Mutt is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

3 Free Days of Daycare OR 2 Overnight Boarding Invest $250 or more to qualify. Unlimited available

Three Free Days of Daycare OR 2 Free Overnight Boarding in addition to your Return on Investment.

1 month of Unlimited Daycare Invest $800 or more to qualify. Unlimited available

Unlimited daycare services for the first month from opening in addition to your Return on Investment. Monday - Friday. (Pick-up and drop-off in The Mutt Mobile is not included.) Dog must be friendly and have all required vaccinations.

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PRESS
What is Dog podcast: The Mindful Mutt

2019 Interview with What is Dog podcast -- The Mindful Mutt's story of humble beginnings! And how we bond with dogs

STORYTIME: Ignore the haters. Chase your dream.

I have thought about sharing the following experience a lot recently. This is a true story that took place before I quit my office job to work with animals full-time and start The Mindful Mutt. It's a story about rising above disrespect and ignorance to follow a dream I had for ten years -- starting a pet care busines

#THEMINDFULMUTTSQUAD OUT ON ADVENTURES
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TARGET MARKET

Our clients are interested in the services offered by The Mindful Mutt because they care immensely about their pets' wellbeing. They will be able to price compare to see that we are a good value at a reasonable price, but offer their dogs a wider range of services to contribute to their wellbeing in a holistic manner.

The Professional: Our clients work long days and feel guilty leaving their dog at home all day, without bathroom breaks, exercise or companionship. Some of our clients feel forced to leave their dogs in sub-par daycare facilities simply because they need to be supervised, which is exactly how these daycares are constantly booked and crowded. A dog who needs supervision most definitely needs structured care and training during their daycare stay, also. Without the wide range of services that The Mindful Mutt offers, our competition won't be able to compete. Our clients can tell that their dog had a fulfilling, rewarding, safe and fun day at The Mindful Mutt but the difference in their personality when they come home, and also by observing them on the live-stream via our website.
The Traveler: Our clients also travel, including local day-trips, weekend getaways, and extended vacations. They worry about the transparency and communication from the caregivers of their dogs when they leave them. We solve this problem by giving daily e-mail updates and photos, uploads to Instagram and Facebook (posts, stories and live), live-steam via our website, and through our messages in our PetPocketbook software.
The Learning Dog Parent: Canine and human communication is not as obvious or common-sense as many people believe. The number of unprepared and frustrated humans with dogs seen at any local dog park is mind-boggling. Our socialization classes, group training classes, and one-on-one training not only teach dogs new skills, but people, too! The Mindful Mutt offers a variety of resources for both first-time dog owners or experienced pet parents looking to strengthen their bond with their dog. We provide a solution by providing many types of training methods, not simply sticking to one tactic, as we believe every dog has a different need for becoming a well-rounded, happy, safe dog.
THE TEAM
Deanna Anderson
Founder & Owner

BS, Human Services 2012

Three years full-time pet care experience as owner of The Mindful Mutt

Experience in marketing, sales, and administration

Pet First Aid and CPR Certified (Red Cross)

International Association of Animal Behavior Consultants, Member

Certified Dog Trainer (will soon be certified after passing exam)

Over three years of full-time experience running The Mindful Mutt, caring for dogs, cats, and other small animals while building a clientele of over 200 clients

Industry experience in administration, sales, marketing, community events, customer relationships, luxury markets, pet care, real estate development, project management

Supervised team members including interns, staff, and independent contractors

Dog, Cat, Gecko & Frog Parent

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OUR MISSION: HOLISTIC DOG CARE THAT GIVES BACK.

The Mindful Mutt's mission is to provide our clients with peace-of-mind and their pets with holistic wellness. We give back through community involvement including therapy dog visits, foster dog sponsorship, and dog safety education for children.

Holistic Wellness - addressing physical and mental health by providing various types of care including, but not limited to, physical exercise, appropriate socialization with humans and dogs, brain games and puzzles, training, grooming, and sensory experiences.
Passionate Pet Care - Providing for the dogs comes first, which is why we are designing our facility and using best practices that ensure the best for every client's pets

Safe and Healthy - The health and safety of both employees and dogs are of utmost importance. Daily sanitization and cleaning protocols followed. All pets will be required to have vaccinations and fecal tests. Temperment testing for all dogs prior to admittance in The Mindful Mutt daycare or boarding. Separate areas for dogs of different sizes and temperaments.

Giving Back - As part of our local community, The Mindful Mutt gives back through three main avenues: dog safety education for children, therapy dog training and volunteering, and foster dog sponsorship.

Continuing Education - Everyone from entry-level staff to owner expands knowledge on animal welfare, pet care, and animal behavior modification. Guest speakers for staff meetings and special training will be provided for all employees.

Fostering a Culture of Growth - When it comes to our clients, we set their dogs up for success. When it comes to our employees, we do the same. The Mindful Mutt will foster growth in areas specific to the individual, offering performance reviews and strategic goals. Opportunities for staff to advance and engage in special projects are ample. We want to keep great employees, but also understand there is likely a next-step after The Mindful Mutt, which we accept as true and valid.

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Q&A

What is your background? How did you get into the industry?

I have dreamed of opening a dog daycare for over a decade. After receiving my Bachelor of Science Degree in Human Services in 2012, I decided to try my hand at real estate in the hopes of raising enough capital to open a dog daycare. I ended up working in real estate with a top-tier luxury real estate broker in downtown Boston where I cultivated my marketing and sales skills, while helping people fulfill their dreams of becoming a homeowner. After real estate, I spent a couple of years working as an Executive Assistant for two other successful people including the Executive Director of Biomedical Engineering at Brigham and Women's hospital and the CEO of a software start-up. These experiences were invaluable as I fine-tuned how to operate in both a large, bureaucratic organization and a small, hustling start-up. I finally got the courage to leave my administrative role and pursue my own dream of working with dogs every day, which is when The Mindful Mutt was born. It was the most fulfilling decision of my life and I have not looked back since that day. Now it is time to take it to the next level with our first location!

Why are you raising capital and why is now a good time?

The Mindful Mutt has been operating in the Boston area for 3 years, providing 5-star pet care to over 200 pets. As a business owner with 2 part-time contractors, there are a limited amount of services we can provide without a brick-and-mortar location. In the past, before the pandemic, I was able to board dogs in my home, although at a limited 3-5 per day as outlined in my residential lease. The ability to board, train, and provide daycare in a physical brick-and-mortar location enables The Mindful Mutt to service dozens of clients in addition to our established and enthusiastic clientele. Many people wonder why opening a daycare and training facility makes sense now, a year into the pandemic, and the answer is simple: Dog owners need help with their dogs desperately. During the pandemic, dog purchases and adoptions skyrocketed; first-time dog owners figured it would be best to get a dog while they were able to work from home. They did not anticipate how difficult caring for a dog while working from home can be (i.e. dogs begging for attention, barking on Zoom calls, restlessness during the work day, and human skills needed to train a well-rounded dog). That's where The Mindful Mutt comes in -- we enable our clients to get their work done, and give them peace of mind that their dog is getting the best care possible.

What are the main challenges for this businesses?

Our main challenge is also a blessing in disguise for The Mindful Mutt. The low barrier to entry into the pet services industry has created many dangerous, unclean, and untrained dog daycares. There is barely any regulation for pet care in Boston besides avoiding animal abuse, cruelty and neglect. This creates competition in the area, although not up-to-par with The Mindful Mutt's standard of 5-star care and service. I look at this through the silver lining, however, because our clients can tell immediately the difference in the level of care with The Mindful Mutt. Our commitment to professionalism, safety, cleanliness, high-touch communication, transparency, and ongoing education is evidenced by our robust referrals and engaged clientele.

What is your background? How did you get into the industry?

I have dreamed of opening a dog daycare for over a decade. After receiving my Bachelor of Science Degree in Human Services in 2012, I decided to try my hand at real estate in the hopes of raising enough capital to open a dog daycare. I ended up working in real estate with a top-tier luxury real estate broker in downtown Boston where I cultivated my marketing and sales skills, while helping people fulfill their dreams of becoming a homeowner. After real estate, I spent a couple of years working as an Executive Assistant for two other successful people including the Executive Director of Biomedical Engineering at Brigham and Women's hospital and the CEO of a software start-up. These experiences were invaluable as I fine-tuned how to operate in both a large, bureaucratic organization and a small, hustling start-up. I finally got the courage to leave my administrative role and pursue my own dream of working with dogs every day, which is when The Mindful Mutt was born. It was the most fulfilling decision of my life and I have not looked back since that day. Now it is time to take it to the next level with our first location!

Why are you raising capital and why is now a good time?

The Mindful Mutt has been operating in the Boston area for 3 years, providing 5-star pet care to over 200 pets. As a business owner with 2 part-time contractors, there are a limited amount of services we can provide without a brick-and-mortar location. In the past, before the pandemic, I was able to board dogs in my home, although at a limited 3-5 per day as outlined in my residential lease. The ability to board, train, and provide daycare in a physical brick-and-mortar location enables The Mindful Mutt to service dozens of clients in addition to our established and enthusiastic clientele. Many people wonder why opening a daycare and training facility makes sense now, a year into the pandemic, and the answer is simple: Dog owners need help with their dogs desperately. During the pandemic, dog purchases and adoptions skyrocketed; first-time dog owners figured it would be best to get a dog while they were able to work from home. They did not anticipate how difficult caring for a dog while working from home can be (i.e. dogs begging for attention, barking on Zoom calls, restlessness during the work day, and human skills needed to train a well-rounded dog). That's where The Mindful Mutt comes in -- we enable our clients to get their work done, and give them peace of mind that their dog is getting the best care possible.

What are the main challenges for this businesses?

Our main challenge is also a blessing in disguise for The Mindful Mutt. The low barrier to entry into the pet services industry has created many dangerous, unclean, and untrained dog daycares. There is barely any regulation for pet care in Boston besides avoiding animal abuse, cruelty and neglect. This creates competition in the area, although not up-to-par with The Mindful Mutt's standard of 5-star care and service. I look at this through the silver lining, however, because our clients can tell immediately the difference in the level of care with The Mindful Mutt. Our commitment to professionalism, safety, cleanliness, high-touch communication, transparency, and ongoing education is evidenced by our robust referrals and engaged clientele.

What is your background? How did you get into the industry?

I have dreamed of opening a dog daycare for over a decade. After receiving my Bachelor of Science Degree in Human Services in 2012, I decided to try my hand at real estate in the hopes of raising enough capital to open a dog daycare. I ended up working in real estate with a top-tier luxury real estate broker in downtown Boston where I cultivated my marketing and sales skills, while helping people fulfill their dreams of becoming a homeowner. After real estate, I spent a couple of years working as an Executive Assistant for two other successful people including the Executive Director of Biomedical Engineering at Brigham and Women's hospital and the CEO of a software start-up. These experiences were invaluable as I fine-tuned how to operate in both a large, bureaucratic organization and a small, hustling start-up. I finally got the courage to leave my administrative role and pursue my own dream of working with dogs every day, which is when The Mindful Mutt was born. It was the most fulfilling decision of my life and I have not looked back since that day. Now it is time to take it to the next level with our first location!

Why are you raising capital and why is now a good time?

The Mindful Mutt has been operating in the Boston area for 3 years, providing 5-star pet care to over 200 pets. As a business owner with 2 part-time contractors, there are a limited amount of services we can provide without a brick-and-mortar location. In the past, before the pandemic, I was able to board dogs in my home, although at a limited 3-5 per day as outlined in my residential lease. The ability to board, train, and provide daycare in a physical brick-and-mortar location enables The Mindful Mutt to service dozens of clients in addition to our established and enthusiastic clientele. Many people wonder why opening a daycare and training facility makes sense now, a year into the pandemic, and the answer is simple: Dog owners need help with their dogs desperately. During the pandemic, dog purchases and adoptions skyrocketed; first-time dog owners figured it would be best to get a dog while they were able to work from home. They did not anticipate how difficult caring for a dog while working from home can be (i.e. dogs begging for attention, barking on Zoom calls, restlessness during the work day, and human skills needed to train a well-rounded dog). That's where The Mindful Mutt comes in -- we enable our clients to get their work done, and give them peace of mind that their dog is getting the best care possible.

What are the main challenges for this businesses?

Our main challenge is also a blessing in disguise for The Mindful Mutt. The low barrier to entry into the pet services industry has created many dangerous, unclean, and untrained dog daycares. There is barely any regulation for pet care in Boston besides avoiding animal abuse, cruelty and neglect. This creates competition in the area, although not up-to-par with The Mindful Mutt's standard of 5-star care and service. I look at this through the silver lining, however, because our clients can tell immediately the difference in the level of care with The Mindful Mutt. Our commitment to professionalism, safety, cleanliness, high-touch communication, transparency, and ongoing education is evidenced by our robust referrals and engaged clientele.

DOG PARK WITH ZELDA! A DOG'S EYE VIEW!
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Zelda is a long-time member of The Mindful Mutt Squad in Brighton and Brookline (the Boston area). The Mindful Mutt - Dog Walking and Pet Sitting.

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FIEVEL THE FAMOUS BRIGHTON CELEBRITY DOG AT THE DOG PARK WITH FRIENDS!
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Fievel is one of The Mindful Mutt's most requested dogs on Instagram and Facebook. He is even featured bag's of Trader Joe's dog treats! Fievel is a chihuahua-mix rescue with a lot of spunk! He might walk a bit slow on the ice, but he enjoyed shooting this video for you at the dog park!

GOLIATH THE ONE-EYED WONDER!
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Goliath, the one-eyed wonder, spent 3 weeks at #TheMindfulMuttHouse while his mom was working on Ghana! His favorite activites during his staycation were cuddling, wrestling with friends, and squeaking toys til they squeaked no more!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovation expenses $56,000
Advertising $1,100
Technology Equipment $500
Mainvest Compensation $4,500
1 Month Payroll for First 3 Employees $9,600
Grooming Salon Equipment $3,300
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $592,205 $651,425 $708,846 $765,961 $788,940

EXPENSES

Utilities $4,800 $4,920 $5,043 $5,169 $5,298
Salaries $213,259 $234,584 $255,261 $275,828 $284,102
Insurance $4,000 $4,100 $4,202 $4,307 $4,414
Maintenance $2,400 $2,460 $2,521 $2,584 $2,648
Web services $3,000 $3,075 $3,151 $3,229 $3,309
internet & phone $1,440 $1,476 $1,512 $1,549 $1,587
Kennel License $60 $61 $62 $63 $64
Bookkeeping $3,000 $3,075 $3,151 $3,229 $3,309
Rent $10,350 $10,608 $10,873 $11,144 $11,422
Operating Profit $349,896 $387,066 $423,070 $458,859 $472,787
This information is provided by The Mindful Mutt. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement

2021 Balance Sheet
The Mindful Mutt Costs - Cost Model.pdf
The Mindful Mutt Costs - Revenue Model.pdf
Investment Round Status

$75,000

TARGET

$90,000

MAXIMUM

This investment round closes on May 5, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Mindful Mutt
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 4%-4.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Financial Condition
No operating history

The Mindful Mutt was established in February 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

The Mindful Mutt forecasts the following milestones:

Secure lease in Boston, MA by April 2021.

Hire for the following positions by June 2021: Supervisor, Dog Caretakers, Overnight Dog Caretaker, Dog Trainer(s), Groomer

Achieve $650,000 revenue per year by 2023.

Risk Factors
Real Estate Risk

The Mindful Mutt is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent The Mindful Mutt is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Mindful Mutt to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

The Mindful Mutt is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Mindful Mutt nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Mindful Mutt is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Mindful Mutt fails to generate enough revenue, you could lose some or all of your money.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Mindful Mutt competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Mindful Mutt's core business or the inability to compete successfully against the with other competitors could negatively affect The Mindful Mutt's financial performance.

Limited Services

The Mindful Mutt operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Ongoing Information

The Mindful Mutt will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Mindful Mutt is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Mindful Mutt will carry some insurance, The Mindful Mutt may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Mindful Mutt could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Mindful Mutt's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If The Mindful Mutt needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Mindful Mutt, and the revenue of The Mindful Mutt can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Mindful Mutt to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Mindful Mutt. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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